

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2017

Stephanie K. Kushner
President, Chief Executive Officer
Broadwind Energy, Inc.
3240 South Central Avenue
Cicero, Illinois 60804

> **Re:** **Broadwind Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2017**
> **File No. 333-219931**

Dear Ms. Kushner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your public float appears to be less than $75 million. Please tell us how you determined you are eligible to register the transaction on Form S-3. If you are relying on General Instruction I.B.6, please amend your registration statement to include the disclosures required.

Description of Stock Purchase Contracts and Stock Purchase Units, page 10

2.   You contemplate issuing stock purchase contracts as parts of units. Please confirm that you will register all securities that underlie the units, including any debt securities and guarantees securing the holders' obligations to purchase the shares of common stock under the Stock Purchase Contracts.

3.   We also note your disclosure that units may consist of debt obligations of third parties. Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement. Please see Interpretation 203.03 of our Securities Act Sections Compliance and Disclosure Interpretations and the staff´s Morgan Stanley & Co., Incorporated (June 24, 1996) no-action letter. If you do not wish to offer third party securities, please remove these references from the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale, Staff Attorney at (202)551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction